 Securities and Exchange Commission

Washington, D.C. 20549

Form N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Venture Lending & Leasing V, Inc. (the “Company”)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

            Venture Lending & Leasing V, Inc.

            2010 North First Street, Suite 310

            San Jose, California  95131

Telephone Number (including area code): (408) 436-8577

Name and address of agent for service of process:

National Corporate Research, Ltd.

111 East Chase Street #9E

Baltimore, Maryland  21202

[X] The Company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934.  The Form 10 was filed on October 10, 2006 under File No. 000-52255.  The Form 10 was amended by a filing on October 11, 2006.

The undersigned Company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in California; that it will be operated for the purpose of making investments in securities and described in Section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned has caused this notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of San Jose and state of California on the 11th day of October, 2006.

[SEAL]

Signature  /s/ Ronald W. Swenson

                               Venture Lending & Leasing V, Inc.

By:

Ronald W. Swenson

Chairman and CEO

Attest: /s/ Martin D. Eng

Martin D. Eng

CFO, Secretary